Exhibit 99.1

Navios South American Logistics Inc. Announces Exchange Offer for Its $200.0 Million 9 1/4% Senior Notes

Due 2019

PIRAEUS, GREECE, February 21, 2012 — Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced that the Company and Navios Logistics Finance (US) Inc., its wholly owned finance subsidiary, commenced on February 17, 2012 its offer to exchange up to U.S. $200.0 million of its outstanding 9 1/4% senior notes due 2019 (the “Outstanding Notes”) for a like principal amount of its 9 1/4% senior notes due 2019 (the “Exchange Notes” and, together with the Outstanding Notes, the “Notes”) which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on March 16, 2012, unless extended by the Company.

The terms of the Exchange Notes to be issued in the exchange offer are substantially identical to those of the Outstanding Notes, except that the Exchange Notes will not have securities law transfer restrictions and are not entitled to certain registration rights relating to the Outstanding Notes, and the Exchange Notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer. Wells Fargo Bank, National Association (“Wells Fargo”), the trustee under the indenture governing the Notes, is serving as the exchange agent in connection with the exchange offer. Persons with questions regarding the exchange offer should contact Wells Fargo at (800) 344-5128, Option 0. Requests for documents relating to the exchange offer should be directed to Wells Fargo.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities. The exchange offer is being made only pursuant to a prospectus and the related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Investor Relations Contact:

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com